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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                  SCHEDULE TO
                                 (Rule 13e-4)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)

                               ----------------

                               AMAZON.COM, INC.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))

                               ----------------

Options to Purchase Common Stock, Par Value $0.01 Per Share, Having an Exercise
                           Price of More Than $23.00
                        (Title of Class of Securities)

                               ----------------

                                   023135106
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                               ----------------

                              L. Michelle Wilson
                 Vice President, General Counsel and Secretary
                               Amazon.com, Inc.
                                P.O. Box 81226
                        Seattle, Washington 98108-1226
                                (206) 266-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   Copy to:
                            Stephen I. Glover, Esq.
                          Gibson, Dunn & Crutcher LLP
                          1050 Connecticut Ave. N.W.
                             Washington, DC 20036
                                (202) 955-8500

                           CALCULATION OF FILING FEE

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         Transaction valuation*                      Amount of filing fee
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             $283,720,875                                  $56,744

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*  Calculated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 34,932,216 shares of common stock of Amazon.com, Inc. having an aggregate value of $283,720,875 as of January 31, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
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[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                       Amount Previously Paid:  $56,744
                    Form or Registration No.:  Schedule TO
                        Filing party:  Amazon.com, Inc.
                         Date filed:  January 31, 2001

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]third party tender offer subject to Rule 14d-1.
[X]issuer tender offer subject to Rule 13e-4.
[_]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

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                            INTRODUCTORY STATEMENT

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on January 31, 2001, relating to our offer to exchange certain options to purchase shares of our common stock, par value $0.01 per share, having an exercise price of more than $23.00 for new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange dated January 31, 2001, and the related cover letter and attached Summary of Terms.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

Item 5 of the Schedule TO is hereby amended and restated as follows:

Item 5.  Past Contacts, Transactions, Negotiations and Arrangements.

(e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 8.  INTERESTS IN SECURITIES OF THE PUBLIC COMPANY.

Item 8 is hereby amended to add the following sentences:

On February 2, 2001, Jeffrey Bezos, our chief executive officer, sold in open market transactions 375,000 shares of common stock at an average price of $14.6967 per share. On February 5, 2001, Mr. Bezos sold in open market transactions 425,000 shares of common stock at an average price of $14.5596 per share. On February 8, 2001, Richard L. Dalzell, our Senior Vice President and Chief Information Officer, exercised options to purchase 25,000 shares of common stock with a purchase price of $2.1094 per share. On February 8, 2001, Mr. Dalzell sold in open market transactions 25,000 shares of common stock at a price of $15.0375 per share.


ITEM 10. FINANCIAL STATEMENTS.

Item 10 of the Schedule TO is hereby amended and restated as follows:

Item 10. Financial Statements.

(a) The information set forth in the Offer to Exchange under Section 9 ("Information About Amazon.com"), Section 16 ("Additional Information"), Section 17 ("Forward Looking Statements; Miscellaneous") and on pages 10 through 35 of the Company's Amendment to its Annual Report on Form 10-K/A for its fiscal year ended December 31, 1999 and pages 3 through 12 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2000 is incorporated herein by reference.


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Section 17 ("Forward Looking Statements; Miscellaneous") of the Offer to
Exchange is hereby amended by deleting the first paragraph and replacing it with the following paragraph:

     This Offer to Exchange and our SEC reports referred to above include forward-looking statements. Forward-looking statements made in connection with this Offer do not fall within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve risks and uncertainties that include, among others, Amazon.com's limited operating history, anticipated losses, significant amount of indebtedness, unpredictability of future revenues, potential fluctuations in quarterly operating results, seasonality, consumer trends, competition, risk of distribution center expansion, risks related to fourth quarter performance, risks of system interruption, management of potential growth, inventory risks, risks related to auction and zShops services, risks related to fraud and Amazon.com Payments, and risks of new business areas, international expansion, business combinations, strategic alliances and the Amazon Commerce Network.
More information about factors that potentially could affect Amazon.com's financial results is included in Amazon.com's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K and 10-K/A for the year ended December 31, 1999, and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000, and September 30, 2000.

ITEM 12.  EXHIBITS.

Item 12 of the Schedule TO is hereby amended and restated as follows so as to add a reference to Exhibit (a)(10), which is attached hereto:

Item 12.  Exhibits.

(a)(1)* Offer to Exchange, dated January 31, 2001.

(a)(2)* Form of Letter to Eligible Option Holders and Summary of Terms.

(a)(3)* Form of Election Form.

(a)(4)* Form of Notice of Change in Election From Accept to Reject.

(a)(5)* Form of Notice of Change in Election From Reject to Accept.

(a)(6)* Form of Joint Election to Transfer the Employer's National Insurance Liability for U.K. Based Employees of Amazon.com, Inc. and its Subsidiaries.

(a)(7) Amazon.com, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 1999, filed with the Securities and Exchange Commission on March 29, 2000 and incorporated herein by reference.


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(a)(8)  Amazon.com, Inc. Amendment to its Annual Report on Form 10-K/A for its
        fiscal year ended December 31, 1999, filed with the Securities and Exchange Commission on September 8, 2000 and incorporated herein by reference.

(a)(9) Amazon.com, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2000, filed with the Securities and Exchange Commission on October 30, 2000 and incorporated herein by reference.

(a)(10) Form of Announcement to Eligible Option Holders Informing them of the Exercise Price for New Options.

(b)     Not applicable.

(d)(1) Amazon.com, Inc. 1997 Stock Incentive Plan. Filed as Appendix B to the Company's Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 29, 2000 and incorporated herein by reference.

(d)(2)  Amazon.com, Inc. 1999 Nonofficer Employee Stock Option Plan.  Exhibit
        99.1 to the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on May 15, 1999 and incorporated herein by reference.

(d)(3)  Alexa Internet Amended and Restated 1997 Stock Option Plan.  Exhibit
        99.1 to the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on June 11, 1999 and incorporated herein by reference.

(d)(4)* France Stock Option Subplan Under the Amazon.com, Inc. 1997 Stock Incentive Plan.

(d)(5)* Form of New Option Agreement Pursuant to the Amazon.com, Inc. 1997 Stock Incentive Plan.

(d)(6)* Form of New Option Agreement Pursuant to the Amazon.com, Inc. 1999 Nonofficer Employee Stock Option Plan.

* Previously filed.


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

                              Amazon.com, Inc.
                              /s/ L. Michelle Wilson
                              ---------------------------
                              L. Michelle Wilson
                              Vice President, General Counsel and Secretary

Date: February 20, 2001


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                               INDEX TO EXHIBITS

Exhibit
Number            Description
-------           -----------
(a)(10)           Form of Announcement to Eligible Option Holders Informing
                  them of the Exercise Price for New Options.



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